 hptprrn14aedgar2.htm

FIRST REVISED PRELIMINARY PROXY STATEMENT

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities

Exchange Act of 1934 (Amendment No.)

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [ x ]

Check the appropriate box:

[x] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to section 240.14a-12

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(Name of Registrant as Specified In Its Charter):

Hospitality Properties Trust. (NYSE: HPT)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant):

UNITE HERE

Payment of Filing Fee (Check the appropriate box):

[x] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

149,941,812 shares of common stock outstanding and entitled to vote (2/26/2015) <F1>

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

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

[March 23, 2015]

 FIRST REVISED> PRELIMINARY PROXY STATEMENT  SUBJECT TO COMPLETION

FOR THE 2015 ANNUAL MEETING OF HOSPITALITY PROPERTIES TRUST (NYSE: HPT) SHAREHOLDERS

THIS SOLICITATION IS NOT BEING MADE ON BEHALF OF HPT MANAGEMENT

I. INDEPENDENT SHAREHOLDER SOLICITATION for Annual Shareholders Meeting

Hospitality Properties Trust. (NYSE: HPT)

[Date of meeting]

[Address of meeting]

First released to shareholders on _______, 2015

UNITE HERE

275 Seventh Ave.

New York, NY 10001

Tel: 212-265-7000

Fax: 212-265-3415

To Fellow Hospitality Properties Trust Shareholders:

Before completing a long-awaited process of declassification,  the Board of Hospitality Properties Trust has already moved to allow itself to 1) reclassify without shareholder approval, and 2) postpone a subsequent declassification vote.

HPT has also moved to block shareholders from voting to permanently secure annual director elections  by excluding a shareholder proposal from its proxy statement.  Shareholders have had to vote for annual director elections with large majorities on six consecutive annual meetings before HPT moved to initiate board declassification.

We urge HPT shareholders to strenuously resist  management’s attempts to keep the door to board classification open – at any point in time and without shareholder approval. Please return  the enclosed BLUE proxy card ONLY, to:

1) Vote “for” a recommendation that  HPT opt out of all provisions of Maryland's Unsolicited Takeover Act ("MUTA"), and to require shareholder approval BEFORE opting in;

2) Vote "against" the re-election of the incumbent directors;

3) Vote "against" management's proposal to give itself the right to opt into MUTA and wait 18 months before subjecting that decision to a shareholder vote.

I.Background

At HPT's last Annual Meeting, 90.5% of shares voted were cast in favor of opting out of Maryland's Unsolicited Takeover Act ("MUTA"). MUTA permits the Board, without shareholder approval, to implement various takeover defenses which may adversely affect shareholder value by discouraging offers to acquire the Company.<F2>

HPT did not act on shareholders' recommendation.

UNITE HERE resubmitted a substantially identical proposal for our 2015 Annual Meeting. HPT subsequently introduced an alternative management proposal on the same topic. HPT then requested the Securities and Exchanges Commission (SEC) allow it to exclude UNITE HERE’s shareholder proposal from proxy materials pursuant to Rule 14a-8(i)(9), stating its intent to introduce a conflicting management proposal at the 2015 annual meeting of shareholders. However, in the wake of the Commission having received institutional shareholder opposition to SEC Staff excluding many shareholder proposals on this basis (for example, see a communication by the Council of Institutional Investors, http://www.cii.org/files/issues_and_advocacy/correspondence/2015/01_09_15_CII_to_SEC_re_Whole_foods.pdf) on January 16, 2015, the SEC announced it "will express no views under Exchange Act Rule 14a-8(i)(9)" for the current proxy season.<F3> Rather than  allow the proposal to proceed to a vote, on March 2, 2015, HPT filed a preliminary proxy statement that excluded UNITE HERE's proposal  . <F4>

Yet only last year , HPT’s sister REIT, Commonwealth  which, like HPT was founded by Barry Portnoy and externally managed by REIT Management and Research, LLC (http://www.bloomberg.com/research/stocks/people/person.asp?personId=340248&ticker=FVE) , adopted the very reform HPT shareholders have endorsed: opting out of MUTA, and requiring shareholder approval to opt back in.  Barry Portnoy’s son, Adam Portnoy, at the time also Managing Director of Commonwealth, praised this reform as an example of “best in class corporate governance”:

"The Board's actions to permanently waive its right to classify itself under Maryland law demonstrate our commitment to best in class corporate governance and confirm that CWH's many corporate governance enhancements are irreversible and sincere."<F5>

We  believe that without similar reforms shareholders at HPT will have second-class corporate governance . We urge shareholders to act to ensure improvements to shareholder rights at HPT are what Mr. Portnoy has described as  “irreversible and sincere.”

Management's proposal could turn back the clock on annual director elections

HPT shareholders had to vote to declassify our Board for five consecutive years before the Board finally initiated the process of instituting annual director elections. At the current pace, already shareholders have to wait until 2017 before all directors will face annual elections.

UNITE HERE'S proposal would prevent use of MUTA antitakeover protections without majority shareholder approval. It gets rid of this potential poison pill unless shareholders first allow it with a majority vote.

HPT's proposal would allow the Company's Board to opt-in to any provision of MUTA at any time without shareholder approval. The only requirement would be that the Board submit such an act to a shareholder vote at a meeting within 18 months AFTER the MUTA opt-in, and AFTER the Company had enjoyed the MUTA protections in any takeover attempt(s).

In practice, the company's proposal could mean delaying annual director elections by four additional years - possibly indefinitely. If the company were to classify its board by opting into MUTA, shareholders would have an opportunity to vote to opt out of MUTA only on the second annual meeting following classification. If approved and implemented, it could take an additional two years to return to annual director elections.

The Company's proposal acts as a poison pill that can be used at any time: the provision in the Company's proposal allowing it to wait as much as 18 months before allowing shareholders to vote on a MUTA opt-in could also effectively thwart takeover attempts. Any unsolicited bid that prompts HPT to opt-in to MUTA could well be abandoned before 18 months had elapsed, rendering any shareholder vote essentially moot. In fact, HPT could use MUTA protections to stave off multiple takeover attempts with an 18-month period, before ever having to put the issue to a shareholder vote.

The Company’s proposal, if successful, would result in the adoption of a Policy regarding opting out of MUTA, but does not provide the text of the future resolution by which shareholders could opt out of MUTA. Specifically, since the policy does not indicate whether  any shareholder vote to repeal a MUTA opt-in pursuant to the policy would be permanent and binding, the Board may still be able to opt-in to MUTA at some point after any repeal vote. In fact, the Board might conceivably avail itself of MUTA protections multiple times. This would have the effect of rendering shareholder votes on MUTA essentially meaningless. We believe such a feature is especially objectionable given this Company’s history of ignoring the expressed will of its shareholders, as discussed further below.

Management’s counter-proposal may have been put forward with the sole objective of eliminating a proposal already approved by a strong majority of shareholders.

A clear path to opting out of MUTA is favored by a majority of its shareholders, as evidenced by a 90.5% vote (representing 73.2% of shares outstanding) at the 2014 annual meeting less than a year ago. We submit that if HPT were committed to opt out of MUTA, the Managing Directors would simply direct the board to do so, as they did at HPT’s sister company CWH less than a year ago.

In our view, the ability of shareholders to hold management accountable is particularly important where companies engage in significant related party transactions. HPT is one such company. HPT relies on a company called RMR, owned by HPT Trustees Barry and Adam Portnoy, to conduct the Trust's day to day operations. HPT and RMR share managing trustees and officers; RMR also provides services to other public companies connected to HPT's Independent Trustees. <F6>

Management's response to Shareholder Proposal is consistent with past practice of ignoring majority-supported shareholder proposals.

HPT's response to our proposal is unfortunately in line with a long history in which Trustees ignored repeated requests by shareholders to strengthen the Company's governance structure:

* In 2009, shareholders supported board declassification with 74% of votes cast and 58% of shares outstanding; in 2010, by 91.1% of votes cast and 72.28% of shares outstanding; in 2011, by 88.7% of votes cast and 68.6% of shares outstanding; in 2012, by 89.7% of votes cast and 67.6% of shares outstanding, and in 2013, 90.1% of votes cast and 72.2% of shares outstanding. HPT's board did not initiate declassification of its Board until 2014. <F7>

*In 2010, a proposal by the Florida Board of Administration to remove certain of HPT's supermajority voting requirements was supported by 88.4% of votes cast and 70.1% of outstanding shares. The proposal was not implemented. In 2012, shareholders supported a similar proposal put forward by

UNITE HERE with 76% of votes cast and 60.9% of shares outstanding. HPT's board did not remove its supermajority voting threshold until 2014. <F8>

*In 2012 and 2013, the Company reappointed two Board members who resigned after failing to obtain the majority vote standard required by our By-Laws. <F9>

When first faced with an unsolicited bid for Commonwealth REIT, the Portnoy-led Board moved to bolster its already formidable takeover defenses (which included a poison pill, a classified board and supermajority voting requirements). After dissidents announced their intention to remove Commonwealth's entire board in February 2013, Commonwealth took several defensive steps, including:

*Unilaterally amending its bylaws, limiting the right to nominate new board members to shareholders who held at least 3% of the company's common stock for at least 3 years;<F10>

*Opting into Section 3-803 of MUTA, and arguing this election meant directors may be thenceforward removed only "for cause,";<F11>

*Reappointing a director who resigned after receiving the support of only 21% of shares;<F12>

*Allegedly lobbying Maryland's legislature to amend the state's anti-takeover statutes to make it more difficult to remove directors of companies electing to be subject to MUTA.<F13>

In September 2013 - after dissidents announced the support of 70% of shares for replacing Commonwealth's entire board - Commonwealth abruptly changed tactics, announcing an array of 11th- hour corporate governance improvements. These included:<F14>

*Initiating annual director elections

*Reforming the external advisory agreement with RMR

*Removing the "dead hand" provisions of the company's poison pill and accelerating its termination

*Adding independent trustees and a lead director to the board

In fact, on March 10, 2014, Commonwealth announced it had permanently opted out of Section 3-803 of the Maryland Unsolicited Takeovers Act - precisely the measure HPT shareholders recommended to HPT's board at the 2014 annual meeting, with the support of 90.5% of votes cast - and the proposal HPT's board has now omitted from its proxy.<F15>

These improvements may have come too late, as Commonwealth shareholders proceeded to replace the entire incumbent board in May 2014.<F16>

It was in this context, at HPT's 2014 annual meeting, that the Company's Board finally acted on recommendations supported for years by a strong majority of shareholders: annual director elections, and the elimination or reduction of supermajority voting requirements.

However, after the loss of Commonwealth,  we believe that HPT began backsliding on corporate governance. The company failed to act on shareholders’ mandate to make the move to annual director elections likewise “irreversible and sincere” at HPT. And almost immediately, HPT and RMR added change-in-control termination fees to their external advisory agreement. <EN 17>

We believe that if HPT were genuinely serious about being responsive to shareholder will, it would have included UNITE HERE’s proposal on its proxy. It is a materially stronger proposal, it is one that a majority of HPT shareholders have already expressed support for, and it is one that the Portnoys recently adopted at its sister REIT.

HPT remains deeply discounted; shareholders deserve to consider strategic alternatives

In its preliminary proxy, HPT states that "it was the view of the Company's advisors, including special counsel, that MUTA may provide the board of a Maryland REIT with valuable tools to maximize shareholder value in response to a hostile takeover attempt."<F18> However, we believe that the experience of Commonwealth shareholders described above suggests shareholders of RMR-advised REITs should be more concerned with scenarios in which the company fails to respond to acquisition offers that would be favorable to shareholders. Indeed, HPT consistently trails the pack of lodging REITs in terms of valuation (for example, HPT occupied last or second to last place among 17 publicly traded lodging REITs in both p/FFO and EV/EBITDA multiples between 2011 and 2014);<F19> it is difficult to see how, absent a takeover bid or other restructuring, management could close this gap.

II.SUPPORTING STATEMENT FOR OUR PROPOSAL FOR MUTA OPT-OUT ABSENT ADVANCE SHAREHOLDER CONSENT [Item #5 on [Preliminary] Proxy Card]

Our proposal is as follows:

RESOLVED, that shareholders of Hospitality Properties Trust ("the Company") urge the Board to take all steps necessary to cause the Company to opt out of Maryland's Unsolicited Takeover Act (Title 3, subtitle 8 of the Maryland General Corporation Law), and to require approval by a majority of shareholders casting votes before opting back into the Act.

Our proposal urges the Board to take the actions required for the Company to opt out of MUTA and require a majority vote of shareholders to opt back in.

The Unsolicited Takeover Act (Title 3, Subtitle 8 of the Maryland General Corporation Law) permits the Board, without shareholder approval, to implement various takeover defenses, such as classifying the board retroactively, expanding the board with vacancies filled only by vote of other trustees, and requiring a two-thirds vote for removal of a trustee. The Company currently has not opted out of the Unsolicited Takeover Act.

These Acts behave as anti-takeover measures unless our Company has opted out with a requirement that a majority vote of shareholders approve any future opt-in. Much of the research on such anti-takeover statutes indicates that they fail to protect shareholder interests. Critics argue that insofar as they protect managers from removal, they reduce incentives for managers to operate as profitably as possible. <EN 20> Research on such anti-takeover statutes suggests that they fail to protect shareholder interests; for example, Boulton (2010) reports evidence that firms incorporated in takeover-friendly states have higher Tobin’s Q values than firms incorporated in takeover-unfriendly states, suggesting that state-level antitakeover statutes negatively impact firm value <EN 21>; Bertrand and Mullainathan (2003) found that following the passage of state anti-takeover statutes, protected firms saw return on capital fall by 1% while managerial wages rose 4%. <EN22>

The availability of a broad range of anti-takeover devices is not merely an academic issue for our company: the US hotel industry has witnessed improved operating fundamentals in recent years. If the previous cycle is any indication, shareholders can expect to see stepped-up merger activity in the coming years. Not opting out of the Acts may adversely affect shareholder value by discouraging premium-rich offers to acquire the Company that could be beneficial to shareholders.

SUMMARY OF THE REASONS TO VOTE AGAINST THE ELECTION OF INCUMBENT TRUSTEES [Item #1 on [Preliminary] Proxy Card]

Our Board has a long history of failing to act on shareholder recommendations, as well as re-appointing directors who have failed to gain the support of a majority of shareholders. By excluding a shareholder proposal previously supported by more than 90% of votes cast, and substituting for it a proposal that has the properties of a poison pill, our Board has shown that its callous disregard for shareholders' votes still persists. We ask shareholders' authorization to cast votes AGAINST the election of all incumbent Trustees.

Commentator James McRitchie, publisher of Corpgov.net, has written:

"I hope all proxy advisors and all funds will recommend voting against any board that refuses to include proposals based on Rule 14a-8(i)(9). If they can get a no-action from the SEC on some other basis, fine. However, if they omit a duly submitted proxy proposal based on their own interpretation of the subdivision now under review by the SEC, their directors should face a vote of no confidence."

For more information on Trustees nominated for re-election by management, see management's proxy statement at pages __.

IV. PROXY VOTING:

PLEASE USE THE ENCLOSED BLUE PROXY CARD TO VOTE FOR THE PROPOSAL. YOU WILL ALSO RECEIVE A PROXY CARD FROM MANAGEMENT. IF YOU SUPPORT OUR PROPOSAL, DO NOT SEND BACK MANAGEMENT'S CARD, AS ACCORDING TO MANAGEMENT, YOU WILL BE GRANTING MANAGEMENT DISCRETIONARY AUTHORITY TO VOTE AGAINST OUR PROPOSAL.

ANY PROXY CARD YOU HAVE SIGNED IS CANCELLED OUT BY SUBMITTING A LATER-DATED PROXY CARD.

We intend to solicit at least a majority of the voting power of the outstanding stock. You can revoke any proxy vote prior to the tally at the shareholders meeting by signing and submitting a new proxy card, by sending written notice of revocation to the proxy holder, or by appearing at the meeting and voting in person. The record date for eligibility to vote is [DATE].

Our proposal is non-binding. Management may refuse to allow our proposal to be presented at the shareholders meeting. Even if it does so, we will nonetheless separately send management and the Board the tally of the votes we receive. Your votes on all other items will be submitted at the annual meeting and cannot be refused by management. Passage of our proposal requires approval of a majority of votes cast. We seek no discretionary voting authority for the meeting: we will vote your stock as you instruct us. If you return the enclosed blue card but give us no instructions, we will vote your stock AGAINST the incumbent directors, AGAINST management's proposal to let it opt into MUTA for 18 months after an offer, ABSTAIN on executive compensation, FOR ratification of the auditor, FOR our MUTA opt-out proposals, and not vote on any other matter. We do not expect any matter to be raised at the meeting that is not addressed in this proxy statement or the Company's proxy statement. Please see management’s proxy statement at [PAGES] for all information concerning the board of trustees and voting procedures.

V. INFORMATION ON PARTICIPANTS IN THIS SOLICITATION:

The sole participant in this solicitation is UNITE HERE. UNITE HERE’s offices are located at 275 Seventh Avenue, New York, NY 10001.

UNITE HERE represents approximately 275,000 active members throughout North America. This solicitation is conducted by UNITE HERE, which owns 190 shares of Hospitality Properties Trust stock (including shares held of record) and represents workers at three hotels owned by HPT for collective bargaining purposes. Employees at one additional hotel owned by HPT recently began a labor dispute with their hotel operator (after submission of our proposal).

We do not seek your support in labor matters and do not believe that enactment of the proposals would have any impact on such matters. UNITE HERE will vote each proxy card it receives in accordance with the shareholder's instructions. UNITE HERE will not seek any discretionary voting authority for the shareholders meeting: rather, it will vote stock solely as directed unless no directions are given, as explained in Section IV above. The persons named as proxyholders in our proxy card are researchers employed full-time by UNITE HERE.

UNITE HERE will bear all solicitation costs (anticipated at $10,000) and will not seek reimbursement from the Company. It will solicit proxies by mail, phone, e-mail, fax and in person using its regular staff, who shall not receive any additional compensation, but they may also hire an outside solicitor. It will reimburse banks, brokers, and other custodians, nominees or fiduciaries for reasonable expenses incurred in forwarding proxy material to beneficial owners.

IV. EXECUTIVE COMPENSATION/SECURITY OWNERSHIP OF MANAGEMENT AND 5% OWNERS/SHAREHOLDER PROPOSAL RIGHTS

Please see management's proxy statement at [PAGES] for all information on these issues.

PLEASE RETURN THE ENCLOSED BLUE PROXY CARD TODAY, AS INSTRUCTED ON THE CARD.

For more information, contact the UNITE HERE Research Department at (212) 265-7000.

---------------------------------------------

[PRELIMINARY COPY SUBJECT TO REVISION]

PROXY CARD

SOLICITED ON BEHALF OF UNITE HERE FOR THE 2015 ANNUAL SHAREHOLDERS’ MEETING OF HOSPITALITY PROPERTIES TRUST Solicited by UNITE HERE for Annual Shareholders Meeting of Hospitality Properties Trust,

[DATE] 2015.

The undersigned hereby designates ANDY LEE, COURTNEY ALEXANDER and JJ FUESER with full power of substitution, as the proxies of the undersigned for the sole purpose of voting all stock of the undersigned in the manner marked below at the Hospitality Properties Trust annual shareholders meeting for 2015. This proxy card grants no discretionary voting authority: if matters come before the meeting other than the items below, the stock of the undersigned will not be voted on such matters.

1. ELECTION OF TRUSTEES NOMINATED BY MANAGEMENT

[ ] FOR

[ ] AGAINST

[ ] ABSTAIN

[ ] WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NAME(S) OF NOMINEES BELOW:

UNITE HERE RECOMMENDS A VOTE AGAINST INCUMBENT TRUSTEES RUNNING FOR RE-ELECTION

2. TO APPROVE MANAGEMENT'S PROPOSAL TO ALLOW MANAGEMENT TO OPT-IN TO MUTA ANTI-TAKEOVER MEASURES AND WAIT 18 MONTHS BEFORE HAVING A SHAREHOLDER VOTE

[ ] FOR

[ ] AGAINST

[ ] ABSTAIN

UNITE HERE RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

3. ANNUAL ADVISORY VOTE ON EXECUTIVE COMPENSATION

[ ] FOR

[ ] AGAINST

[ ] ABSTAIN

UNITE HERE MAKES NO RECOMMENDATION ON THE RATIFICATION OF EXECUTIVE COMPENSATION.

4. TO APPROVE THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS FOR THE 2013 FISCAL YEAR

[ ] FOR

[ ] AGAINST

[ ] ABSTAIN

UNITE HERE MAKES NO RECOMMENDATION ON THE RATIFICATION OF THE AUDITOR

5. TO APPROVE SHAREHOLDER PROPOSAL TO OPT-OUT OF MUTA'S ANTI-TAKEOVER MEASURES AND REQUIRE PRIOR SHAREHOLDER APPROVAL TO OPT BACK IN

[ ] FOR

[ ] AGAINST

[ ] ABSTAIN

UNITE HERE RECOMMENDS A VOTE FOR THIS PROPOSAL.

If no direction is made above, UNITE HERE will vote this card FOR our proposal, AGAINST the election of incumbent directors and management's proposal on MUTA, FOR approval of the auditor, ABSTAIN on executive compensation, and not vote on any other matter.

Dated: _____________

SIGNATURE: ________________________________________

PRINT: _____________________________________________

NAME: _____________________________________________

TITLE (if shares not held in above name): ________________

Optional information so we can make sure your vote gets counted and provide you more information about shareholder issues at Hospitality Properties Trust (your information will not be put to any other use):

Telephone: _________________

Fax: _______________________

E-mail address: _______________

This card can be voted at _____________.com, returned in the enclosed envelope or by fax to _______________.

_____________________________________

<F1>HPT 2014 10-K, p. 1, http://www.sec.gov/Archives/edgar/data/945394/000155837015000225/hpt-20141231x10k.htm

<F2>HPT 8-K submitted June 10, 2014, p. 3

<F3>SEC Announcement, January 16, 2015: http://www.sec.gov/corpfin/announcement/cf-announcement---rule-14a-8i9-no-views.html#.VPjKF_nF-1c

<F4>HPT PRE 14A, filed March 2, 2015, http://www.sec.gov/Archives/edgar/data/945394/000104746915001521/a2223313zpre14a.htm

<F5> Commonwealth announcement: http://www.sec.gov/Archives/edgar/data/803649/000110465914017695/a14-6421_18defa14a.htm

<F6> HPT PRE 14A p. 39-40, http://www.sec.gov/Archives/edgar/data/945394/000104746915001521/a2223313zpre14a.htm

<F7>HPT 10-Q, filed August 2009, p. 36; HPT 8-K, April 20, 2010; HPT 8-K, May 16, 2011; HPT 8-K, May 9, 2012; HPT 8-K, May 15, 2013; HPT 8-K, June 10, 2014; Commonwealth announcement re: Corvex/Related bid: http://investor.shareholder.com/HRPReit/releasedetail.cfm?releaseid=756458

<F8> HPT 8-K, April 20, 2010; HPT 8-K, May 9, 2012

<F9> HPT 8-K, May 9, 2012; HPT 8-K, May 15, 2013

<F10> http://www.sec.gov/Archives/edgar/data/803649/000110465913016872/a13-5944_10ex3d1.htm

<F11> http://www.sec.gov/Archives/edgar/data/803649/000110465913029219/a13-7724_19ex99d1.htm

<F12> http://investor.shareholder.com/HRPReit/releasedetail.cfm?releaseid=764955

<F13> http://dealbook.nytimes.com/2013/04/18/whats-at-stake-in-the-fight-over-commonwealth-reit/?_r=0

<F14> http://www.sec.gov/Archives/edgar/data/803649/000110465913091814/a13-25057_10defa14a.htm

<F15 >Commonwealth announcement: http://www.sec.gov/Archives/edgar/data/803649/000110465914017695/a14-6421_18defa14a.htm

<F16> Robbie Whelan, "Activists win vote to topple Commonwealth REIT," Wall Street Journal, March 18, 2014. http://www.wsj.com/articles/SB10001424052702303563304579447674091444280

<F17> HPT 8-K, May 9, 2014: http://www.sec.gov/Archives/edgar/data/945394/000110465914037341/a14-12347_18k.htm

<F18> HPT PRE 14a p. 56

<F19> Lodging 2015 Outlook Wells Fargo, January 14, 2015, p. 7

<EN 20> Booth, Richard A. "The Promise of State Takeover Statutes." Michigan Law Review Vol. 86, No. 7 (Jun., 1988), pp. 1635-1702.

<EN 21> Boulton, Thomas, “Venture Capital and the incorporation decisions of IPO firms,” Journal of Economics and Business, Vol. 62, No. 6, 2010, p. 2;

<EN 22>Bertrand, Marianne, and Sendhil Mullainathan, “Enjoying the quiet life? Corporate governance and managerial preferences.” Journal of Political Economy, 2003, 111(5), p. 1046. See also  Subramanian, G, “The influence of antitakeover statutes on incorporation choice: Evidence on the “race” debate and antitakeover overreaching.” Penn Law Review, 2002, p. 1795.